

February 3, 2021

Joseph Ladin
Chief Executive Officer
Sun Kissed Industries, Inc.
2485 E Sunrise Blvd, 201A
Fort Lauderdale, FL 33304

      Re: Sun Kissed Industries, Inc.
         Post-qualification Amendment No. 1 to Form 1-A
         Filed January 28, 2021
         File No. 024-10991

Dear Mr. Ladin:

We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A

General

1.   We note your response to our prior comment 3 and the copy of the letter from the New York Office of the Attorney General dated October 25, 2019 provided. However, this letter appears to register the company itself rather than the offering of shares, as the offering is not explicitly mentioned. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering of shares.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy

Joseph Ladin
Sun Kissed Industries, Inc.
February 3, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Donnell Suares, Esq.